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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                           Maxwell Shoe Company Inc.
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                               (Name of Issuer)
                             Class A Common Stock
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                        (Title of Class of Securities)
                                   577766108
     ----------------------------------------------------------------------
                                (CUSIP Number)
                  Mark J. Cocozza, Maxwell Shoe Company Inc.
     101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137  (617)
                                   364-5090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                April 27, 2000
     ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)
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CUSIP No. 577766108                    13D               Page 2 of 4 Pages
         -----------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only).

      Mark J. Cocozza
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          764,028
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          764,028
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      764,028
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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

                               Explanatory Note

     This Amendment No. 2 is filed by the Reporting Person to amend the Schedule 13D filed on December 2, 1994, and amended on May 6, 1998, relating to the Class A Common Stock, $.01 par value per share of Maxwell Shoe Company Inc. (the "Issuer"). This Amendment is filed for the purposes of reporting a material increase in the percentage of the class beneficially owned.

                             *         *         *


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated in its entirety as follows:

     The Issuer will issue 588,412 shares of Class A Common Stock to Mr. Cocozza, the President and Chief Executive Officer of the Issuer, in the event of the exercise of the remaining options granted to Mr. Cocozza on or after January 26, 1995 pursuant to the terms of the Stock Option and Registration Rights Agreement dated as of January 26, 1994, by and between the Issuer and Mark J. Cocozza (the "Option Agreement"), which options are currently exercisable. These options granted pursuant to the Option Agreement entitle Mr. Cocozza to purchase up to 588,412 shares of the Issuer's Class A Common Stock at an exercise price of $1.50 per share resulting in a maximum aggregate purchase price of $882,618.00. The Issuer will also issue 175,616 shares to Mr. Cocozza in the event of the exercise of certain options previously granted to Mr. Cocozza pursuant to the Issuer's 1994 Stock Incentive Plan, which options are either currently exercisable or exercisable within 60 days of the date of this filing. The 175,616 options granted pursuant to the 1994 Stock Incentive Plan entitle Mr. Cocozza to purchase up to 175,616 shares of the Issuer's Class A Common Stock at various exercise prices.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Aggregate number of shares beneficially owned by Mr. Cocozza: 764,028 (588,412 shares pursuant to options to acquire such shares granted under the Option Agreement and 175,616 shares pursuant to options to acquire such shares granted under the 1994 Stock Incentive Plan)

          Percentage of class:  8.0%

     (b) All shares listed in response to (a) above are owned with sole power to vote and sole power to dispose or to direct the disposition.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:
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     Mr. Cocozza and the Issuer have entered into the Option Agreement as discussed in Item 3 above. Mr. Cocozza and the Issuer have also entered into the four Employee Nonqualified Stock Option Agreements set forth in Item 7 and attached hereto as Exhibits 2, 3, 4 and 5. Under these Nonqualified Stock Option Agreements, Mr. Cocozza is entitled to purchase currently (or within 60 days of the date of this filing) an aggregate of 175,616 shares of the Issuer's Class A Common Stock at various exercise prices. These Nonqualified Stock Option Agreements were entered into pursuant to the 1994 Stock Incentive Plan.


ITEM 7.  EXHIBITS

     Item 7 is hereby amended and restated in its entirety as follows:

     The following agreements or plans are filed as exhibits to this Amendment No. 2 to Schedule 13D:

     Exhibit 1.  Stock Option and Registration Rights Agreement dated as of
     ---------
     January 26, 1994, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 10.15 to the Issuer's Form S-1 Registration Statement (File No. 33-74768) filed on February 2, 1994).

     Exhibit 2.  Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated December 12, 1994, by and between the Issuer and Mark J. Cocozza.

     Exhibit 3.  Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated January 19, 1996, by and between the Issuer and Mark J. Cocozza.

     Exhibit 4.  Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated April 27, 1998, by and between the Issuer and Mark J. Cocozza.

     Exhibit 5.  Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated June 24, 1999, by and between the Issuer and Mark J. Cocozza.

     Exhibit 6.  Maxwell Shoe Company Inc. 1994 Stock Incentive Plan
     ---------
     (incorporated by reference to exhibit 4.1 to the Issuer's Form S-8 Registration Statement (File No. 333-55723) filed on June 1, 1998).


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001


                                    /s/ Mark J. Cocozza
                                    __________________________________
                                    Mark J. Cocozza